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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWOOD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Eisenhower Drive
(No. and Street)

PARAMUS	NJ	07652
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY MARINO (201)478-7788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42nd STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JF 3/8/2011

OATH OR AFFIRMATION

I, Anthony Marino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Associates, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BERNARD J. HOOGLAND
Notary Public of New Jersey
My Commission Expires
11-22-2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors
Ridgewood Associates, Inc.

We have audited the accompanying statements of financial condition of Ridgewood Associates, Inc. as of December 31, 2010 and 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Associates, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules shown on pages 10 and 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 14, 2011

One Grand Central Place, 60 East 42nd Street, New York, NY 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Ridgewood Associates, Inc.

Statements of Financial Condition

December 31,

		2010		2009
ASSETS				
Cash and cash equivalents	$	85,419	$	93,157
Investment securities		7,119		5,946
Receivables from brokers or dealers		75,374		77,935
Prepaid expenses		5,302		6,820
Furniture and equipment, net of accumulated depreciation of $54,554 and $97,415		14,388		20,089
Deposits		5,365		5,365
	$	192,967	$	209,312
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accounts payable and accrued expenses	$	4,382	$	39,974
Accrued wages		50,873		31,231
Total Liabilities		55,255		71,205
Stockholder's Equity				
Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding		1,000		1,000
Additional paid-in capital		99,000		99,000
Retained earnings		37,712		38,107
Total Stockholder's Equity		137,712		138,107
	$	192,967	$	209,312

See notes to financial statements

Ridgewood Associates, Inc.

Statements of Operations

Years Ended December 31,

	2010	2009
REVENUE		
Commissions	$ 477,322	$ 502,292
Interest and dividends	878	955
Unrealized loss on investment securities	1,173	(1,467)
Other income	12	10
Total Revenue	479,385	501,790
EXPENSES		
Employee compensation and benefits	331,369	362,147
Communications	8,771	8,482
Occupancy	35,045	34,148
Taxes, other than income	24,043	28,517
Other operating expenses	80,552	78,152
Total Expenses	479,780	511,446
Net Loss	$ (395)	$ (9,656)

See notes to financial statements

Ridgewood Associates, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2010 and 2009

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2009	$ 1,000	$ 99,000	$ 47,763	$ 147,763
2009				
Net loss	-	-	(9,656)	(9,656)
Balance, December 31, 2009	1,000	99,000	38,107	138,107
2010				
Net loss	-	-	(395)	(395)
Balance, December 31, 2010	$ 1,000	$ 99,000	$ 37,712	$ 137,712

See notes to the financial statements

Ridgewood Associates, Inc.

Statements of Cash Flows

Years Ended December 31,

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (395)	$ (9,656)
Adjustments to reconcile net loss to cash from operating activities		
Depreciation	7,797	7,901
Unrealized (gain) loss on investment securities	(1,173)	1,467
Changes in operating assets and liabilities		
Receivables from brokers or dealers	2,561	19,798
Prepaid expenses	1,518	(3,567)
Accounts payable and accrued expenses	(35,592)	(8,780)
Accrued wages	19,642	(5,331)
Net Cash from Operating Activities	(5,642)	1,832
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(2,096)	(1,783)
Net Cash from Investing Activities	(2,096)	(1,783)
Net Increase in Cash and Cash Equivalents	(7,738)	49
CASH AND CASH EQUIVALENTS		
Beginning of year	93,157	93,108
End of year	$ 85,419	$ 93,157

See notes to financial statements

Ridgewood Associates, Inc.

Notes to Financial Statements

1. Organization

Business and Tax Status

Ridgewood Associates, Inc. (the "Company") was incorporated on December 12, 1985. Its initial capitalization was made January 1, 1988 when the assets, liabilities and broker/dealer registration of Ridgewood Associates (a sole proprietorship), were transferred to the corporation and 100 shares of no par capital stock were issued by the corporation in consideration thereto.

The Company is an introducing broker with all securities being cleared on a fully disclosed basis through its clearing broker.

As a Subchapter S Company the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholder.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Significant Accounting Policies (*continued*)

Fair Value Measurements

The Company follows the Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the years ended December 31, 2010 and 2009 all of the Company's investments, were in financial industry securities which are considered Level 1 investments.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the determination of income.

Reclassifications

Certain items in the 2009 financial statements have been reclassified for comparative purposes only.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financials statements through the date that the financial statements were available to be issued, which date is February 14, 2011.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2007.

3. Furniture and Equipment

During 2010, the Company removed assets with a cost and accumulated depreciation value of $50,659.

4. Lease Obligations

The Company has a non-cancellable operating lease agreement for office space which expires April 30, 2013. Rental expense for 2010 and 2009 amounted to $35,045 and $34,148. The following is a schedule, by years, of future minimum lease payments required under the non-cancelable operating lease at December 31, 2010:

2011	$ 32,770
2012	33,640
2013	11,310
	$ 77,720

Under the lease agreement the Company was required to maintain a security deposit of $5,365.

5. Deferred Contribution Plan

The Company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the Company's discretion. Plan expense was $15,000 and $16,000 for 2010 and 2009.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2010 and 2009, the Company had net capital of $110,006 and $103,278 which was $60,006 and $53,276 in excess of its required net capital, respectively. The company's net capital ratio was .50 and .69 to 1 as of December 31, 2010 and 2009, respectively.

7. Concentration of Credit Risk and Financial Instruments With Off-Balance Sheet Risk

The Company introduces its customers' transaction to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2010, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

8. Litigation

The Company and a registered representative of the company are defendants in a lawsuit filed by a former customer. Discovery has not been completed. Outside counsel for the Company has advised that at this stage of the proceedings they cannot offer an opinion as to the probable outcome. The Company believes the suit is without merit and intends to vigorously defend itself.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2010

Ridgewood Associates, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of December 31, 2010

NET CAPITAL		
Total ownership equity from statement of financial condition		$ 137,712
Deductions - Non-allowable assets:		
Furniture and equipment	$ 14,388	
Prepaid expenses	5,302	
Deposits	5,365	
Total deductions		25,055
Net capital before haircuts on securities position		112,657
Less: Haircuts on securities positions		2,651
Net Capital		110,006
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required 6-2/3% of aggregate indebtedness or $50,000, whichever is greater		50,000
Excess of net capital over minimum requirement		$ 60,006
Total Aggregate Indebtedness Liabilities		$ 55,255
Percent of aggregate indebtedness to net capital		50%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2010.

Ridgewood Associates, Inc.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

As of December 31, 2010

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

As of December 31, 2010

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Ridgewood Associates, Inc.

In planning and performing our audit of the financial statements of Ridgewood Associates, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 14, 2011

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Ridgewood Associates, Inc.

Financial Statements

December 31, 2010